# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SOL Strategies Inc., CIK 0001846839
CUSIP: 83411A205
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 217 Queen Street West, suite 401, Toronto, Ontario Canada (A6), M5X 1B1
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002093956

## Reporting persons
- Guoga Antanas: type of reporting person: individual (IN); citizenship or place of organization: Lithuania (1Q); sole voting power 3,614,034; shared voting power 0; sole dispositive power 3,614,034; shared dispositive power 0; aggregate amount beneficially owned 3,614,034 (16.3% of the class)

## Item 1. Issuer
Name of issuer: SOL Strategies Inc.
Address of issuer's principal executive offices: 217 Queen Street West, Suite 401, Toronto, Ontario M5X 1B1 Canada

## Item 2. Person Filing
Name of person filing: Guoga Antanas
Address of principal business office or, if none, residence:
Le Reve Towers 1001
Marsa
Dubai UAE
Citizenship: Lithuania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,614,034
Percent of class: 16.3%
Sole power to vote or to direct the vote: 3,614,034
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,614,034
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Guoga Antanas: Antanas Guoga, Antanas Guoga - Reporting Person (11/07/2025)